CONFIDENTIAL TREATMENT REQUESTED BY LIQUIDITY SERVICES, INC.

August 4, 2017

Mr. Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Liquidity Services, Inc.
Form 10-K for the fiscal year ended September 30, 2016
Response dated March 31, 2017
File No. 000-51813

Dear Mr. Krikorian,
We received your June 19, 2017 letter and appreciate your comments with respect to our filings. We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. In preparing our responses to your comments, we have given more thought to our previous conclusion to aggregate our operating segments into a single reportable segment. As we reviewed our responses, and also considered the most effective way to communicate with investors about our business, particularly with having just reached an important milestone in the transformation of our business with the first full roll-out of a marketplace on our new LiquidityOne platform, we have determined that disaggregated segment reporting would be appropriate. Accordingly, starting with our fiscal 2017 third quarter Form 10-Q, we have begun disclosing multiple reportable segments. Specifically, our three largest operating segments, which comprise 98% of total revenue, are each being presented as separate reportable segments. We have included all appropriate interim disclosure requirements in our Form 10-Q, and will provide the appropriate annual disclosures in our September 30, 2017 Form 10-K.

Notwithstanding our decision to change our segment reporting, please find listed below your comments and our responses. If you have further questions, we would be pleased to discuss our responses with you at your convenience.

Form 10-K for the fiscal year ended September 30, 2016
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Critical Accounting Estimates
Valuation of goodwill and other intangible assets, page 49

1. We note in your response to prior comment 2 that while historical margins may vary between segments, there are no fundamental differences in the business models or cost structures of the different segments that would cause operating contribution margins to vary significantly in the long-term. You explain for example, one operating segment benefits from higher margins from a large long-term contract, but without that contract, the margins would be much lower. Additionally, you explain that one of your operating segments is in a start-up phase while another was undergoing a significant transformation. Please provide us with the quantitative analysis that supports your conclusion that the contribution margins of the operating segments will not vary significantly in the long-term and elaborate on any factors impacting the analysis. We refer you to ASC 280-10-50-11.

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Registrant’s Response:
We recognize that similar economic characteristics are a criterion for aggregating operating segments, and that a common indication of such similarity is similar long-term financial performance. As noted in our response to your March 20, 2017 letter (our “Initial Response”), in assessing the expected similarity of the long-term average margins of our operating segments, we reviewed recent, historical operating contribution margins (fiscal 2014 to 2016) as well as expected future margins (fiscal 2017 to 2019). We also looked at qualitative factors as indicators of similar economic characteristics.

Our analysis looked at various margins, including operating contribution margin and gross profit margin, as they relate to our operating segments. The historical contribution margin percentages ranged from *** to *** in fiscal 2014, *** to *** in fiscal 2015 and *** to *** in fiscal 2016, for the three operating segments that existed during that period. Comparable forecasted calculations showed margins ranging from *** to *** in fiscal 2017, *** to *** in fiscal 2018 and *** to *** in fiscal 2019. Thus, we observed a trend in the margins coming closer together over time, from a difference of *** between high and low in fiscal 2014 down to *** in fiscal 2019.

***

***

In most cases across our operating segments, we have the same costs and revenue streams: negotiated seller commission revenues, buyer premium revenues, and costs we pay for products to be sold. Typical costs include costs of inventory in principal transactions, transportation related costs, as well as credit card, bank, and Paypal fees. Our commission revenues largely depend on the level of services we provide to our sellers (we earn higher seller commissions when we provide more services to the sellers using our marketplaces, and lower commissions when sellers do more of the work to get products listed on our marketplace sites). Profitability for a given contract is not driven by the revenue or cost structure of an operating segment, but rather results from individual negotiations of terms with the seller-client, as well as from buyer demand for products offered for sale. In particular, contract profitability is highly dependent upon 1) the commissions we negotiated with the seller that we earn when goods are sold, which can vary significantly from contract to contract within and among operating segments, 2) premiums we charge buyers on transactions in our marketplaces, which also vary widely within and among operating segments, and 3) the prices at which we purchase surplus assets in transactions where we act as principal. Our commissions and premiums are often intertwined, and they can fluctuate in varying degrees in opposite directions depending upon the expected ultimate buyer and seller relationship. Additional services that our marketplaces provide include marketing, cataloguing, warehousing, de-labeling, tracking, refurbishment, and manifesting, and the revenues for these services are generally included within the premiums and commissions charged. Furthermore, the ultimate demand for each specific type of product being sold weighs heavily on the eventual profitability of each contract.

Operating contribution margins for our IronDirect operating segment are not included in the assessment noted above. As discussed in the Initial Response, IronDirect is a start-up business, and we are currently in the process of growing customer relationships and evaluating its product offering. The business is currently in its infancy, and has completed only a small number of transactions thus far. Therefore, we do not have historical financial information from which to derive meaningful economic data or reasonable estimates of future performance for purposes of the analysis of this operating segment. IronDirect represented approximately *** of our revenue during fiscal 2016, and represented less than *** of our revenue for the first eight months of fiscal 2017.

Operating contribution margins for our Truckcenter operating segment are also not included in the assessment. As discussed in the Initial Response, the Truckcenter operating segment was undergoing a significant transformation during fiscal 2016, and thus such margins are not meaningful indicators of similarity of economic characteristics among our operating segments. In addition, there is no comparable historical data for the Truckcenter operating segment since Truckcenter was part of the CAG business for the early part of fiscal 2016 and prior years. Furthermore, in 2017, management decided to exit the Truckcenter land-based, live auction and retail business in

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order to focus its time and our resources on our ecommerce strategy. As of June 2017, this shut down process was completed, and Truckcenter is no longer considered an operating segment.

As noted above, in preparing our responses to your comments, we have reassessed our operating metrics, including margin percentages, which have contributed to us concluding that disaggregated segment reporting would be appropriate.

2. We note in your response to prior comment 2 that your marketplaces have significant seller and buyer overlap (i.e. sellers are free to enter into contracts with as many marketplaces and the same buyers or types of buyers may make purchases in different marketplaces). Please describe in more detail how you differentiate the types of sellers and buyers you have, the extent of the seller and buyer overlap among your operating segments, and the proportion of revenue in each operating segment that is attributed to the overlapping sellers and buyers.

Registrant’s Response:
Our Initial Response noted that buyers and sellers may transact on multiple marketplaces, but there may be more heavy representation of certain types of buyers and sellers on particular marketplaces.

Our segments represent one or more possible sales channels to buy and sell assets. We also pointed out in our Initial Response that there is significant buyer overlap (i.e. the same buyer may be registered on multiple marketplaces).

In terms of buyer overlap between operating segments, we present the following data regarding revenue for the full fiscal year 2016, as well as the first six months of fiscal year 2017, generated from buyers that are registered on two or more of our marketplaces.

Full Fiscal Year 2016:

Operating Segment	Total Revenue - Fiscal 2016	Overlap Revenue - Fiscal 2016	% of Revenue
Retail	***	***	***
CAG	***	***	***
GovDeals	***	***	***
Truckcenter	***	***	***
IronDirect	***	***	***
Total Consolidated Revenue	***	***	***

First Six Months of Fiscal 2017:

Operating Segment	Total Revenue - six months 2017	Overlap Revenue - six months 2017	% of Revenue
Retail	***	***	***
CAG	***	***	***
GovDeals	***	***	***
Truckcenter	***	***	***
IronDirect	***	***	***
Total Consolidated Revenue	***	***	***

As shown in the table above, approximately *** and *** of our consolidated revenue for fiscal year 2016, and the first six months of fiscal year 2017, respectively, was generated from buyers registered on multiple marketplaces.

We generally categorize our buyers primarily as small and medium-size businesses looking to join in the supply chain of surplus assets, and/or repurpose the assets for their own use. To a lesser extent our buyers consist of individuals purchasing surplus goods.

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The decisions to establish separately branded marketplaces were driven by client or channel marketing objectives. Our Initial Response noted that sellers are free to enter into contracts with each of our marketplaces on which they want to sell goods, but it did not state that significant seller overlap existed among our marketplaces. We manage our marketplaces in such a manner as to align the different types of our sellers with the marketplace that best fits their needs. We don’t track seller overlap between our operating segments and believe it is less pervasive than with buyers. We do note that sellers that generally sell their assets on one of our sites may have certain assets that are more common to one of our other sites, and that the other site may be more successful with those types of assets. In these situations, we have listed the assets on the site that the seller normally transacts on, but request marketing support from the other site.

We generally describe our sellers as 1) Commercial businesses, 2) State and local governments, and the 3) Department of Defense (“DoD”).

3. We note from your response to prior comment 2 that you believe that you deliver your services on a similar platform even though you currently operate your marketplaces on separate platforms because you are in the process of creating a single integrated platform. However, we also note that you disclose that each type of seller you provide services for have a unique set of needs that require a customized approach. Please explain in further detail how a single platform will be able to meet the unique set of needs of the different type of sellers as well as the different types of buyers if applicable.

Registrant’s Response:
We are building a single integrated platform (Liquidity One Transformation initiative, or LOT) to serve buyers and sellers across all our marketplaces. This platform is based on a common eCommerce transaction process that currently serves the needs of the wide range of sellers and buyers on our marketplaces. This common process includes the following actions:

•	Lead Qualification

•	Contract Approval

•	Data Gathering

•	Inventory Development

•	Creation of Lots

•	Marketplace Bidding

•	Invoice Creation

•	Payment

•	Collection

•	Settlement
LOT consolidates our internal processes related to the actions listed above into a single platform to increase our scalability and efficiency and better meet the common needs of our individual buyers and sellers for an efficient way to buy and sell surplus goods from around the world.
The LOT platform will provide buyers and sellers with personalization options in order to meet their specific needs. For example, international buyers and sellers will be able to choose language and currency options for selling or purchasing specific goods to meet their eCommerce needs in different regions around the world. Other personalization options on the LOT platform that meet the needs of our buyers and sellers include:

•	Ability to execute different transaction types including auction, make offer, sealed bid, and buy now transaction types that are customizable by lot.

•	Posting in different product categories - More than 600 categories in total and customizable across marketplaces.

•	Selling or purchasing goods in different states of condition including new, not used, used, and scrap conditions that are customizable by inventory item and lot.

•	Selling or purchasing goods in different locations around the world that currently includes buying and selling in nearly 200 countries.

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•	Setting reserve prices on lots at any price point.

•	Selling or purchasing lots in various quantities, ranging from a quantity of one, to thousands of items in a single lot.

Sellers can add additional conditions to listings. For example, sellers can set loadout requirements, bill of sale conditions, deposit requirements, etc. Sellers can set the length of time an auction is open, within parameters of marketplace or sale event guidelines. In addition, sellers and buyers can select from different methods of payment for and delivery of purchased goods. Payment options buyers can choose from are ACH, wire transfer, check, credit card, and PayPal.
Services offered to sellers through the LOT platform will address a seller’s specific needs. Services to Sellers include: inventory and lotting services, appraisals, return of goods to vendors, warehousing, purchase of goods, shipping and logistics, redeployment, and other services to assist in the selling and managing of surplus goods.
In addition, as part of LOT, we will be introducing a new marketplace, AllSurplus, which will provide a one-stop shopping place for all sellers and buyers. While we will maintain existing marketplaces as well, we expect many sellers and buyers to migrate to the AllSurplus marketplace over time.

4. We note that in your response to prior comment 2, you state that the nature of your services appears similar because you offer sellers and buyers a means to connect in ecommerce marketplaces. However, you disclose that your marketplaces are offered through different websites which appeared to be customized to specific types of sellers. Given the diverse marketplaces within your narrow service portfolio, please tell us in further detail how your varying marketplaces could be considered similar in nature.

Registrant’s Response:
The fundamental purpose across our network of marketplaces is the same, illustrated by the fact that we will be introducing a new AllSurplus marketplace to serve all buyers and sellers. Our core services are geared to attract and serve a buyer seeking value priced assets while at the same time providing sellers with channels and related services to responsibly sell assets that are no longer needed, create a revenue stream, and extend the useful life of their products. As noted in the Initial Response, our decision to establish separately branded marketplaces was driven by seller or channel marketing objectives. But while we offer our sellers various channel options to optimize their returns on surplus assets, the services we offer to each seller across our marketplaces are similar.
The common services we offer to all sellers across our marketplaces include value-added services in three areas: merchandising and channel optimization; logistics; and settlement and customer support, including compliance services.

•	Merchandising and Channel Optimization efforts encompass all of the services necessary to prepare merchandise for a successful auction and include the following:

◦	Channel Optimization - we determine the marketplace and channel sales strategy that creates the greatest value for the individual asset using our real-time transaction systems and proprietary data.

◦	Marketing and promotion - we use a variety of both online and traditional marketing methods to promote our sellers' merchandise and generate the greatest interest in each asset.

◦
Asset lotting and merchandising - we leverage our industry experience to organize the merchandise we receive into size and product combinations (“lots”) that meet buyer preferences within each marketplace and channel.

◦
Product information enhancement - we provide digital images of the merchandise to be sold and combine the images with relevant information. In order to increase the realized sales value, we also research, collect and use supplemental product information to enhance product descriptions.

•	Logistics. We provide logistics services designed to support the receipt, handling, transportation and tracking of merchandise offered through our marketplaces, including the following:

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◦
Distribution centers - we provide sellers with the flexibility of either having us manage the sales process at their location (i.e. goods remain at the seller’s location), or delivering merchandise to one of our distribution centers.

◦	Inventory management - we manage and track inventory so that merchandise is received, processed and delivered in a timely manner.

◦
Cataloguing merchandise - we catalogue all merchandise, which enables us to provide useful product information to buyers and sellers. In certain circumstances, we will inspect the merchandise and provide condition descriptions to provide a more fulsome description of the merchandise and, as a result, improve the financial recovery to the seller.

◦
Testing, data wiping, de-labeling and refurbishment - we test products, wipe electronic data, refurbish and remove labels and product markings from merchandise prior to sale in order to add value to the asset and protect a seller’s brand equity and distribution relationships.

◦
Return to vendor or product disposition through non-sales channels - we will manage the return processes for our sellers, ensuring that returned merchandise is disposed of through a variety of disposition methods including returning products to vendors, sending products to charities, or through other channels outside of sales on our marketplaces.

◦
Outbound fulfillment - we can arrange for domestic or international shipping for all merchandise, whether it is a single, small item or container load for export located in one of our distribution centers or at a seller's facility.

•	Settlement and customer support. Settlement and customer support services are designed for successful and reliable completion of transactions and include:

◦	Buyer qualification - we qualify buyers to ensure their compliance with applicable government or seller mandated terms of sale, as well as to confirm their ability to complete a transaction.

◦	Collection and settlement - we collect payments on behalf of sellers prior to delivery of any merchandise and disburse the profits to the seller after the satisfaction of all conditions of a sale.

◦
Transaction tracking and reporting - we enable sellers and buyers to track and monitor the status of their transactions throughout the sales process. We support the successful completion of each transaction on behalf of the buyer and seller. We provide a range of comprehensive reporting services to sellers upon the completion of a transaction. Our invoicing and reporting tools can be integrated with the seller's information system, providing a more efficient flow of data.

◦	Customer support and dispute resolution - we provide full customer support throughout the transaction process and dispute resolution services for our buyers and sellers if needed.
Many of the services we provide to sellers also benefit buyers by providing them with the information necessary to make a more informed bid and by delivering the goods they purchased. Our buyer-focused services include the following:

•
Intelligent alerts and recommendations - we notify buyers of upcoming auctions based on their registered preferences and prior transaction history. Registered preferences can be as broad as a product category or as specific as a part number or key word. We use this information to ensure informed recommendations whenever we identify a product that fits a buyer's preference. We will alert our buyers based on their preferences when auctions for merchandise in which they are interested are initially launched or nearing conclusion, and based on various other parameters to enable our buyers to see the products most relevant to them.

5. We note that in response to prior comment 2 you explain that operations at each of your marketplaces are subject to the same federal and state consumer protection laws. Please explain in more detail the regulatory environment applicable to each of your operating segments and to each type of seller. Tell us how you considered these regulatory environments in assessing whether your operating segments are similar.

Registrant’s Response:
As outlined below, the same regulatory framework applies to each of our operating segments. Much of this regulatory framework also applies to each type of seller in our operating segments.

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Each of our operating segments, and each type of seller that uses our marketplaces, is subject to the Federal Trade Commission Act (the “FTC Act”). Specifically, Section 5 of the FTC Act prohibits “unfair or deceptive acts or practices in or affecting commerce.” In addition, each of our operating segments, and each type of seller that uses our marketplaces, is subject to state consumer protection laws. Each state and the District of Columbia has enacted a consumer protection law that prohibits deceptive trade practices; many such laws also prohibit unfair or unconscionable practices as well. These state laws generally allow consumers, as well as the relevant state agency, to seek remedies against a seller that has engaged in deceptive or unfair practices. These federal and state laws also protect the privacy of customer non-public information; for example, the failure to comply with a posted privacy policy may constitute an unfair or deceptive practice that violates the FTC Act or state consumer protection laws.
Each of our operating segments, and each type of seller that uses our marketplaces, is subject to provisions of state Uniform Commercial Codes applicable to auctions (collectively, the “UCC”). Section 2-328 of the UCC generally provides that a seller may not bid on its own property unless prior notice is given to other bidders and an auction has a reserve price (i.e., a minimum price the seller will accept) unless they are advertised as being “absolute” or “without reserve”.
Each of our operating segments, and each type of seller that uses our marketplaces, is subject to federal export controls governing the transfer of controlled goods or services to buyers outside of the United States. While auctions on our Retail and GovDeals operating segments involve controlled goods or services less frequently than auctions on our other operating segments, transactions involving controlled goods may potentially occur in each of our operating segments. International Traffic in Arms Regulations also apply to the sale of certain assets sold in our Capital Assets Group segment (such as aircraft parts, biopharmaceutical assets and scrap).
Each of our operating segments, and each type of seller that uses our marketplaces, must comply with the economic and trade sanctions imposed by the Office of Foreign Assets Control of the United States Department of the Treasury, as well as similar restrictions enacted by the countries in which the assets sold on our marketplaces are located. We seek to ensure all transactions conducted in each of our operating segments comply with these restrictions by screening every buyer that registers to use any of our marketplaces against applicable restricted persons lists.
Among our operating segments, we may sell goods both (i) on consignment and (ii) as the primary obligor (i.e., as the seller). With respect to any sale on any of our marketplaces where we are the seller, we are required to collect and remit sales or similar taxes in respect of shipments of goods into states in which we have a substantial presence. With respect to any sale on any of our marketplaces where we sell on a consignment basis, we also collect and remit any required sales or similar taxes.
Each of our operating segments is also subject to laws and regulations governing the conduct of traditional “auctions” and traditional “auctioneers”, the conduct of the handling of property by “secondhand dealers”, which may apply to online auction services, and the conduct of online auction services, in each case, in those states and other jurisdictions that have enacted such laws and regulations. For example, such laws generally provide that auctioneers owe a basic duty of competence and fairness to the seller.
In addition to the laws and regulations outlined above that apply to each type of seller that uses our marketplaces, each type of seller may be subject to legal requirements arising as a result of the nature of the seller. We accommodate these requirements by enabling each seller to supplement the standard terms and conditions that apply to each auction in each of our marketplaces with additional terms and conditions applicable to a specific auction. A seller may also engage us to perform services relating to legal requirements applicable to the seller. For example, our Scrap Contract with the Department of Defense requires us to mutilate or demilitarize certain types of property sold pursuant to the Scrap Contract.
As described in the Initial Response to prior Comment 2, the fact that the same regulatory framework applies to each of our operating segments was one of the factors we relied upon in concluding that our five operating segments meet the criteria for aggregation into a single reportable segment. As outlined above, each of our operating segments are subject to federal, state, and foreign consumer protection laws, the UCC, export controls,

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economic and trade sanctions, state laws governing auctions and auctioneers and obligations to collect and remit sales tax with respect to certain transactions where we are the seller.

We believe the foregoing is responsive to your comments. We understand that you will be reviewing our responses and may have additional comments. Please feel free to contact the undersigned at 202-467-5880 with any questions you may have concerning our responses. Thank you for your assistance.

Sincerely,

/s/ Michael Sweeney
Michael Sweeney, VP and Chief Accounting Officer

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